THIS SECOND AMENDING AGREEMENT TO INDENTURE made as of the 16th day of February, 2016.

BETWEEN:

BANRO CORPORATION, a corporation continued under the laws of the Canada, having an office in Toronto, Ontario

(the “Company”)

OF THE FIRST PART

- and -

BANRO CONGO MINING S.A., KAMITUGA MINING S.A., LUGUSHWA MINING S.A., NAMOYA MINING S.A., and TWANGIZA MINING S.A.

(collectively, the “DRC Guarantors”)

OF THE SECOND PART

- and -

BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, KAMITUGA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED and TWANGIZA (BARBADOS) LIMITED

(collectively, the “Barbados Guarantors”)

OF THE THIRD PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry on business in the Province of Ontario

(the “Trustee”)

OF THE FOURTH PART

WHEREAS:

A.

Each of the Company, the DRC Guarantors and the Trustee has heretofore executed and delivered to the Trustee an indenture dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "Note Indenture") providing for the issuance of an unlimited aggregate principal amount of 10% Senior Secured Notes due 2017 (the "Notes");

B.

By Supplemental Note Indenture dated as of April 23, 2013, each Barbados Guarantor agreed to be a Guarantor under the Note Indenture and to be bound by the terms of the Note Indenture applicable to Guarantors, including Article 10 thereof;

C.

By a First Amending Agreement dated as of April 6, 2015, the parties hereto amended certain negative covenants relating to limitations on Indebtedness and related definitions and provisions in the Note Indenture;

D.	Section 4.09 of the Note Indenture provides for certain negative covenants relating to limitations on Indebtedness;

E.	The Company, the Guarantors and the Trustee wish to further amend the Note Indenture to, among other things, revise the scope of such negative covenants;

F.

Section 2.04 provides that the Trustee, as Paying Agent, shall receive and hold in trust, payments of interest, and as consideration for the amendments set out herein (as well as other good and valuable consideration), the Company shall use the proceeds of a concurrent financing to pay certain amounts of interest to be held by the Trustee; and

G.

Section 9.02(a) of the Note Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding voting as a single class, which consent has been obtained;

NOW THEREFORE, this Second Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this Second Amending Agreement shall have the meanings ascribed to them in the Note Indenture.

2.	Amendments

a.	The following are added as additional definitions in Section 1.01 of the Note Indenture:

“Permitted Investment” means securities issued or directly and fully guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of the government of Canada or the United States is pledged in support thereof);”

“RFW Purchaser” has the meaning ascribed to “Purchaser” in the Twangiza Streaming Agreement;”

“Twangiza Payable Gold” has the meaning ascribed to “Payable Gold” in the Twangiza Streaming Agreement;”

“Twangiza Priority Stream Obligations” means the obligation to, without duplication, deliver the Twangiza Payable Gold, including any Twangiza Payable Gold which, pursuant to the terms of the Twangiza Streaming Agreement, should have been delivered to or for the benefit of the RFW Purchaser but which was not delivered or which was used for another purpose in contravention of the Twangiza Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Twangiza Payable Gold, which shall continue as part of the Twangiza Streaming Obligations only;”

"Twangiza Streaming Agreement" means the Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Banro Investments Limited, the Company and Twangiza Mining S.A. (as amended or restated from time to time);”

“Twangiza Streaming Facilities” means the transactions described in the Twangiza Streaming Agreement;”

"Twangiza Streaming Obligations" means the liabilities and obligations of the Company and certain of the Restricted Subsidiaries under or in connection with the Twangiza Streaming Agreement;”

"Twangiza Streaming Secured Obligations" means the Deposit (being the Deposit in the Twangiza Streaming Agreement as in effect on the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Twangiza Streaming Agreement as of the date hereof;

Confirmation that Twangiza Streaming Obligations permitted under the Note Indenture

b.	The following is added to the definition of "Indebtedness" in Section 1.01 of the Note Indenture as new paragraph (12) thereof:

"(12) the Twangiza Streaming Obligations."

c.	The following is added to the definition of "Asset Disposition" in Section 1.01 of the Note Indenture as new paragraph (20) thereof:

"(20) the Twangiza Streaming Facilities."

d.	Subsection (2)(a) of the definition of "Parity Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations and the Twangiza Streaming Obligations;"

e.	Subsection (1) of the definition of "Priority Lien Debt" in Section 1.01 of the Note Indenture is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations and the Twangiza Streaming Obligations;

f.	"The following is added to Section 4.09(b) of the Note Indenture as new paragraph (21) thereof:

"(21) the Twangiza Streaming Obligations."

Priority Liens to include Priority Stream Obligations, Twangiza Forward Secured Obligations and the Twangiza Priority Stream Obligations

g.	Section 4.09(b)(1) is deleted and the following substituted therefor:

"(1) Indebtedness of the Company or any of its Restricted Subsidiaries pursuant to Debt Facilities, Forward Sale/Streaming Facilities or the Twangiza Streaming Agreement in an aggregate amount of:

(A)      the Priority Stream Obligations;

(B)     the Twangiza Priority Stream Obligations, and

(C)      an amount not to exceed the greater of (1) $20,000,000 and (2) 5% of Total Assets.

at any time outstanding;"

Parity Liens to include Namoya Streaming Secured Obligations and the Twangiza Streaming Secured Obligations

h.	Section 4.09(b)(19) is deleted and the following substituted therefor:

"(19)      in addition to the items referred to in clauses (1) through (18) above and (20)      and (21)      below, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (19) and then outstanding, shall not exceed the greater of:

(A)	the greater of (i) $5.0 million and (ii) 1% of Total Assets, and

(B)

the aggregate of (i) the Namoya Streaming Secured Obligations, excluding the amount of any Priority Stream Obligation that is included in Section 4.09(b)(1), (ii) the Deposit Balance Amount and (iii) the Twangiza Streaming Secured Obligations, excluding the amount of any Twangiza Priority Stream Obligation that is included in Section 4.09(b)(1), at any time outstanding.”

Confirmation of Priority of Namoya Payable Gold as a Pre-paid Purchase Obligation

i.	The definition of “Priority Debt Sharing Confirmation” is deleted in its entirety and replaced with the following:

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations and Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations and Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

Cross Defaults to Twangiza Streaming Agreement

j.	The following is added to Section 6.01 as new paragraph (6.2) thereof:

"(6.2) any Banro Event of Default under the Twangiza Streaming Agreement (as defined therein) in respect of which the grace period has expired;”

3.	Payment of Interest

As consideration for the amendments provided for herein, the Company shall deposit with the Trustee, as Paying Agent, $26,226,100 (the “Interest Reserve”), being funds sufficient for the payment of the interest amounts in respect of the Notes due on March 1, 2016, September 1, 2016 and March 1, 2017 (collectively, the “Interest Amounts” and each an “Interest Amount”). The Interest Reserve shall be held by the Trustee in accordance with the terms of the Note Indenture until the respective interest payment dates. It is hereby acknowledged that the duties, obligations and rights of the Trustee, as Paying Agent, with respect to the Interest Amounts shall be those of the Trustee as set out in the Note Indenture. It is hereby agreed that if the Note Indenture is terminated or if any of the Notes cease to be outstanding prior to any of the Interest Amounts coming due, the Interest Amounts not yet due and payable in respect thereof shall be returned to the Company.

All money comprising the Interest Reserve shall be held by the Trustee in cash or invested in Permitted Investments as directed by the Company to the Trustee. Any written direction by the Company to the Trustee as to the investment of such funds shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. (Toronto time) shall be deemed to have been given prior to 9:00 a.m. (Toronto time) on the next Business Day.

Permitted Investments purchased using money in the Interest Reserve shall be deemed at all times to be a part of the Interest Reserve. Permitted Investments so purchased shall be sold on commercially reasonable terms upon the written direction of the Company whenever it shall be necessary so to do in order to pay an Interest Amount. The balance, if any, of the Interest Reserve after payment of the Interest Amount shall be applied to the repayment of principal at the Stated Maturity of the Notes. Permitted Investments in which money held in the Interest Reserve have been invested shall mature not later than the dates when monies from the Interest Reserve shall be needed (as estimated and directed by the Company). The Trustee shall have no responsibility or liability to anyone in respect of any such estimate by the Company.

4.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Indenture Documents or entered into in connection with an Indenture Document, is hereby amended to provide that the Priority Stream Obligations and the Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement.

5.	Amendments to Indenture Documents and Collateral Documents

The parties hereto acknowledge and agree that all Indenture Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this Second Amending Agreement.

6.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this Second Amending Agreement.

7.	Incorporation into Note Indenture

This Second Amending Agreement shall be read and construed as if forming a part of the Note Indenture and the Note Indenture shall be amended and revised to the extent required to give effect to this Second Amending Agreement.

8.	Ratification

The Note Indenture, as amended by this Second Amending Agreement, is in all respects ratified and confirmed.

9.	Governing Law

This Second Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this Second Amending Agreement.

10.	Counterparts

This Second Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this Second Amending Agreement as of the date first above written.

BANRO CORPORATION

Per:	“Richard W. Brissenden”
Name: Richard W. Brissenden
Title: Chairman of the Board

BANRO CONGO MINING S.A.

Per:	“Desiré Sangara”
Name: Desiré Sangara
Title: Chairman of the Board

KAMITUGA MINING S.A.

Per:	“Desiré Sangara”
Name: Desiré Sangara
Title: Director

LUGUSHWA MINING S.A.

Per:	“Desiré Sangara”
Name: Desiré Sangara
Title: Director

NAMOYA MINING S.A.

Per:	“Desiré Sangara”
Name: Desiré Sangara
Title: Chairman of the Board

TWANGIZA MINING S.A.

Per:	“Desiré Sangara”
Name: Desiré Sangara
Title: Chairman of the Board

(signature page to Second Amending Agreement to Indenture)

BANRO GROUP (BARBADOS) LIMITED

Per:	“William P. A. Douglas”
Name: William P. A. Douglas
Title: Director

BANRO CONGO (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

KAMITUGA (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

LUGUSHWA (BARBADOS) LIMITED

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

NAMOYA (BARBADOS) LIMITED

Per:	“William P. A. Douglas”
Name: William P. A. Douglas
Title: Director

TWANGIZA (BARBADOS) LIMITED

Per:	“William P. A. Douglas”
Name: William P. A. Douglas
Title: Director

(signature page to Second Amending Agreement to Indenture)

EQUITY FINANCIAL TRUST COMPANY

Per:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

Per:	“Shelley Martin”
Name: Shelley Martin
Title: Senior Trust Officer

(signature page to Second Amending Agreement to Indenture)